Mail Stop 4561

February 18, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re:** **4Kids Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-16117**

Dear Mr. Kahn:

We have reviewed your response letter dated February 5, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 23, 2009.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, page 17

1. We have read your response to prior comment number 2 and note that you believe that your arrangements fall outside the scope of SOP 00-2 as co-production or co-financing arrangements. However, you do not offer any support for considering the cost recoveries revenue other than an analysis under EITF 99-19. Further, it remains unclear whether these arrangements are now considered collaborative arrangements pursuant to EITF 07-1. Note that, under EITF 07-1, EITF 99-19 is only applied to transactions between parties that do not participate in the arrangement and EITF 99-19 only addresses whether revenue should be recorded

on a gross or net basis. In more general terms, EITF 99-19 does not address our concern that the amounts in question may not be the result of revenue-generating activities. Please provide us with additional support for considering these cost recoveries to be revenue-generating activities including, but not limited to, industry practice (episodic television and films). In addition, provide us with an analysis regarding the current applicability of EITF 07-1 to these arrangements.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief